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                              December 7, 2021

       Craig Finster
       Chief Financial Officer
       Versus Systems Inc.
       6701 Center Drive West, Suite 480
       Los Angeles, CA 90445

                                                        Re: Versus Systems Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed November 30,
2021
                                                            File No. 333-261423

       Dear Mr. Finster:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1

       General

   1. We note that you recently closed your acquisition of Xcite Interactive, Inc. Please tell us what consideration you
have given to providing financial statements and pro forma
                                                        financial information
for Xcite pursuant to Rule 3-05 and Article 11 of Regulation S-X.
                                                        Please provide the
significance computations set forth in Rule 1-02(w) of Regulation S-X to support your
conclusions.
 Craig Finster
FirstName  LastNameCraig  Finster
Versus Systems   Inc.
Comapany7,
December   NameVersus
              2021      Systems Inc.
December
Page 2     7, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Joshua Shainess, Legal
Branch Chief, at (202) 551-7951 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      M. Ali Panjwani